UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SCHOLASTIC CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01

(Title of Class of Securities)

807066105

(CUSIP Number of Class of Securities)

Scholastic Corporation

Attention: Chris Lick

557 Broadway, New York, NY 10012-3999

(212) 343-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Thomas J. Rice, Esq.

Michael S Pilo, Esq.

Baker & McKenzie LLP

452 Fifth Avenue

New York, NY 10018

(212) 626-4100

Marisa D. Stavenas

John O’Connell

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Scholastic Corporation, a Delaware corporation (“Scholastic,” or the “Company”), on March 23, 2026 (the “Schedule TO”) relating to the offer by Scholastic to purchase for cash up to $200 million in value of shares of common stock, par value $0.01 per share (each, a “Share” and collectively, the “Shares”), of the Company at a price of not less than $36.00 and not greater than $40.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest. Scholastic’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 2026 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items that are amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1, 4, 7 and 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

Summary Term Sheet; Are there any conditions to the Offer?

Page 10 of the Offer to Purchase is hereby amended and supplemented by replacing the first bullet with the following:

“no legal action shall have been pending or taken that might adversely affect the Offer;”

Page 10 of the Offer to Purchase is hereby amended and supplemented by replacing the fourth bullet with the following:

“no commencement of a war, armed hostilities or other similar national or international calamity, or an act of terrorism, involving the United States, on or after March 20, 2026 shall have occurred nor shall any material escalation of any war or armed hostilities which had commenced prior to March 20, 2026 have occurred;”

Page 10 of the Offer to Purchase is hereby amended and supplemented by replacing the eighth bullet with the following:

“no change or changes in our or our subsidiaries’ business, condition (financial or otherwise), properties, assets, income, operations or prospects shall have occurred on or after March 20, 2026 that, in our reasonable judgment, has or could have a material adverse effect on us or any of our subsidiaries or that could materially adversely affect the benefits of the Offer to us; and”

Section 7. Conditions of the Offer.

Page 34 and 35 of the Offer to Purchase is hereby amended and supplemented by replacing the second paragraph under the heading “Conditions of the Offer” with the following:

“Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and we may terminate or amend the Offer or may postpone the acceptance for payment of or the payment for Shares tendered, subject to Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer, if, at any time on or after the commencement of the Offer and prior to the Expiration Date, any of the following events have occurred (or are determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Shares in the Offer:”

Page 35 of the Offer to Purchase is hereby amended and supplemented by replacing the first bullet with the following:

“there has been any action pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in our reasonable judgment, seeks to or could:”

Page 35 of the Offer to Purchase is hereby amended and supplemented by replacing the tenth bullet with the following:

“the commencement of a war, armed hostilities or other similar national or international calamity, including an act of terrorism, involving the United States, on or after March 20, 2026;”

Page 36 of the Offering to Purchase is hereby amended and supplemented by replacing the seventh bullet with the following:

“any change or changes have occurred in our or our subsidiaries’ business, condition (financial or otherwise), properties, assets, income, operations or prospects that, in our reasonable judgment, has or could have a material adverse effect on us or any of our subsidiaries or that could materially adversely affect the benefits of the Offer to us; or”

Item 12.	Exhibits.

Exhibit No	Description

(a)(1)(A)**	Offer to Purchase, dated March 23, 2026.

(a)(1)(B)**	Letter of Transmittal.

(a)(1)(C)**	Notice of Guaranteed Delivery.

(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 23, 2026.

(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 23, 2026.

(a)(1)(F)**	Letter to participants in the Scholastic Corporation 401(k) Savings and Retirement Plan.

(a)(1)(G)**	Summary Advertisement, dated as of March 23, 2026.

(a)(1)(H)**	Communication with Employees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release announcing the intention to commence the Tender Offer, dated March 19 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 19, 2026).

(a)(6)**	Press release announcing the commencement of the Tender Offer, dated March 23, 2026.

(a)(7)	Press release announcing third quarter fiscal 2026 earnings results, dated March 19, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 19, 2026).

(b)	Not applicable.

(d)(1)	Scholastic Corporation Management Stock Purchase Plan, amended and restated effective as of September 23, 2008 (incorporated by reference to the Company’s Annual Report on Form 10-K as filed with the SEC on July 30, 2009, SEC File No. 000-19860) (the “2009 10-K”), together with Amendment No. 1 to the Scholastic Corporation Management Stock Purchase Plan, effective as of September 21, 2011 (incorporated by reference to Appendix B to the Company’s definitive Proxy Statement as filed with the SEC on August 9, 2011, SEC File No. 000-19860).

(d)(2)	Scholastic Corporation Directors’ Deferred Compensation Plan, amended and restated effective as of September 23, 2008 (incorporated by reference to the 2009 10-K).

(d)(3)	Scholastic Corporation 2007 Outside Directors Stock Incentive Plan (the “2007 Directors’ Plan”) effective as of September 23, 2008 (incorporated by reference to the 2009 10-K) and the Amended and Restated Scholastic Corporation 2007 Outside Directors Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on January 2, 2013, SEC File No. 000-19860) (the “November 30, 2012 10-Q”), and Amendment No. 1, effective as of May 21, 2013 (incorporated by reference to the Company’s Annual Report on Form 10-K as filed with the SEC on July 25, 2013, SEC file No. 000-19860 (the “2013 10-K”)), and Amendment No. 2, effective as of December 16, 2015 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on December 18, 2015, SEC File No. 000-19860).

(d)(4)	Form of Stock Option Agreement under the 2007 Directors’ Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on January 9, 2008, SEC File No. 000-19860) and the Form of Stock Option Agreement under the 2007 Directors’ Plan, effective as of September 19, 2012 (incorporated by reference to the November 30, 2012 10-Q).

(d)(5)	Form of Restricted Stock Unit Agreement under the 2007 Directors’ Plan (incorporated by reference to the 2009 10-K) and the Form of Restricted Stock Unit Agreement (incorporated by reference to the November 30, 2012 10-Q).

(d)(6)	Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on December 22, 2011, SEC File No. 000-19860 (the “November 30, 2011 10-Q”)). Amendment No. 1 to the Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the 2013 10-K), Amendment No. 2 to the Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on December 22, 2014, SEC File No. 000-19860), and Amendment No. 3 to the Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on December 20, 2018, SEC file No. 000-19860).

(d)(7)	Form of Restricted Stock Unit Agreement under the Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the November 30, 2011 10-Q).

(d)(8)	Form of Stock Option Agreement under the Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the November 30, 2011 10-Q).

(d)(9)	Scholastic Corporation 2017 Outside Directors Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on September 21, 2017, SEC file No. 000-19860) (the “August 31, 2017 10-Q”).

(d)(10)	Form of Non-Qualified Stock Option Agreement under the Scholastic Corporation 2017 Outside Directors Stock Incentive Plan (incorporated by reference to the August 31, 2017 10-Q).

(d)(11)	Form of Restricted Stock Unit Agreement under the Scholastic Corporation 2017 Outside Directors Stock Incentive Plan (incorporated by reference to the August 31, 2017 10-Q).

(d)(12)	Scholastic Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on September 23, 2022, SEC file No. 000-19860) (the “August 31, 2022 10-Q”).

(d)(13)	Form of Stock Option Agreement under the Scholastic Corporation 2021 Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on December 17, 2021, SEC file No. 000-19860) (the “November 30, 2021 10-Q”).

(d)(14)	Form of Restricted Stock Unit Agreement under the Scholastic Corporation 2021 Stock Incentive Plan (incorporated by reference to the November 30, 2021 10-Q).

(d)(15)	Form of Performance Restricted Stock Unit Agreement under the Scholastic Corporation 2021 Stock Incentive Plan (incorporated by reference to Company’s Quarterly Report on Form 10-Q, as filed with the SEC on December 20, 2024, SEC file No. 000-19860) (the “the November 30, 2024 10-Q).

(d)(16)	Amended and Restated Employment Agreement between Scholastic Corporation and Peter Warwick, effective August 1, 2021 (incorporated by reference to the August 31, 2022 10-Q).

(d)(17)	Stock Option Agreement between Scholastic Corporation and Peter Warwick, dated August 1, 2021 (incorporated by reference to the November 30, 2021 10-Q).

(d)(18)	Restricted Stock Unit Agreement between Scholastic Corporation and Peter Warwick, dated August 1, 2021 (incorporated by reference to the November 30, 2021 10-Q).

(d)(19)	Performance Stock Unit Agreement between Scholastic Corporation and Peter Warwick, dated August 1, 2021 (incorporated by reference to the November 30, 2021 10-Q).

(d)(20)	Share Repurchase Agreement between Scholastic Corporation and the Preliminary co-Executors of the Estate of M. Richard Robinson, Jr., effective January 12, 2022 (incorporated by reference to the corporation’s Quarterly Report on Form 10-Q as filed with the SEC on March 18, 2022, SEC file No. 000-19860) (“the February 28, 2022 10-Q”).

(d)(21)	Performance Stock Unit Agreement between Scholastic Corporation and Peter Warwick, dated July 19, 2022, (incorporated by reference to the August 31, 2022 10-Q).

(d)(22)	Performance Stock Unit Agreement between Scholastic Corporation and Peter Warwick, dated July 18, 2023, (incorporated by reference to the November 30, 2023 10-Q).

(d)(23)	Employment Agreement dated October 3, 2023 between Kenneth Cleary and Scholastic Inc. (incorporated by reference to Form 8-K filed October 3, 2023).

(d)(24)	First Amendment to Amended And Restated Employment Agreement dated October 4, 2023 between Peter Warwick and Scholastic Inc. (incorporated by reference to Form 8-K filed October 4, 2023).

(d)(25)	Letter Agreement dated January 25, 2024 between Peter Warwick and the Company (incorporated by reference to Form 8-K filed January 25, 2024).

(d)(26)	Offer Letter dated December 5, 2023 between Haji Glover and Scholastic Inc. (incorporated by reference to Form 8-K filed January 8, 2024).

(d)(27)	Share Repurchase Agreement between Scholastic Corporation and the Preliminary co-Executors of the Estate of M. Richard Robinson, Jr., effective April 18, 2024 (incorporated by reference to Company’s Annual Report on Form 10-K, filed with the SEC on July 19, 2024, SEC file No. 000-19860).

(d)(28)	Offer Letter dated July 11, 2022 between Jeffrey N. Matthews and Scholastic Inc. (incorporated by reference to the November 30, 2024 10-Q).

(d)(29)	Performance Stock Unit Agreement between Scholastic Corporation and Peter Warwick, dated July 16, 2024 (incorporated by reference to the November 30, 2024 10-Q).

(d)(30)	Performance Stock Unit Agreement between Scholastic Corporation and Jeffrey N. Mathews, dated October 1, 2024 (incorporated by reference to the November 30, 2024 10-Q).

(d)(31)	Restricted Stock Unit Agreement between Scholastic Corporation and Jeffrey N. Mathews, dated October 1, 2024 (incorporated by reference to the November 30, 2024 10-Q).

(d)(32)	Letter Agreement dated January 30, 2025 between Peter Warwick and the Company (incorporated by reference to the February 28, 2025 10-Q).

(d)(33)	Amended and Restated Credit Agreement dated as of October 27, 2021 (the “Credit Agreement”) among Scholastic Corporation and Scholastic Inc., as Borrowers, the lenders from time to time party thereto, Wells Fargo Bank, National Association and Truist Bank as Co-Syndication Agents, Fifth Third Bank, National Association, HSBC Bank USA, National Association, and Citibank, N.A. as Co-Agents and Bank of America, N.A., as Administrative Agent (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on March 24, 2023, SEC File No. 000-19860) (the “February 28, 2023 10-Q”).

(d)(34)	First Amendment, dated as of February 28, 2023, to the Amended and Restated Credit Agreement dated as of October 27, 2021 (the “Credit Agreement”) by and between Scholastic Corporation and Scholastic Inc., the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on March 24, 2023, SEC File No. 000-19860) (the “February 28, 2023 10-Q”).

(d)(35)	Second Amendment, dated as of February 28, 2023, to the Amended and Restated Credit Agreement dated as of October 27, 2021 (the “Credit Agreement”) by and between Scholastic Corporation and Scholastic Inc., the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to the February 28, 2023 10-Q).

(d)(36)	Third Amendment, dated as of November 26, 2024, to the Amended and Restated Credit Agreement dated as of October 27, 2021 (the “Credit Agreement”) by and between Scholastic Corporation and Scholastic Inc., the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Form 8-K filed December 3, 2024).

(d)(37)	Letter Agreement dated January 29, 2026 between Peter Warwick and Scholastic Corporation (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on March 20, 2026, SEC File No. 000-19860) (the “February 28, 2026 10-Q”).

(d)(38)	Amendment dated January 9, 2026, to offer of employment letter, effective November 18, 2019, between Scholastic Inc. and Sasha Quinton (incorporated by reference to the February 28, 2026 10-Q).

(g)	Not applicable.

(h)	Not applicable.

107**	Calculation of Filing Fees.

**	Previously filed with the Schedule TO on March 23, 2026

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 30, 2026

SCHOLASTIC CORPORATION

By:	/s/ Chris Lick
Name:	Chris Lick
Title:	Executive Vice President, General Counsel and Secretary